Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These interim results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board. The independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2024 in accordance with International Standard on review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

•	Total net revenues were RMB11.79 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB10.37 billion for the six months ended June 30, 2023.

•	Advertising revenues were RMB3.71 billion for the six months ended June 30, 2024, representing an increase of 30% from RMB2.84 billion for the six months ended June 30, 2023.

•	Value added services (“VAS”) revenues were RMB5.09 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB4.46 billion for the six months ended June 30, 2023.

•

Gross profit was RMB3.44 billion for the six months ended June 30, 2024, representing an increase of 47% from RMB2.33 billion for the six months ended June 30, 2023. Gross profit margin was 29.2% for the six months ended June 30, 2024, compared with 22.5% in the same period last year.

•	Net loss was RMB1.37 billion for the six months ended June 30, 2024, narrowing by 37% from RMB2.18 billion for the six months ended June 30, 2023.

•	Adjusted net loss was RMB726.9 million for the six months ended June 30, 2024, narrowing by 64% from RMB1.99 billion for the six months ended June 30, 2023.

•	Operating cash flow was RMB2.39 billion for the six months ended June 30, 2024, compared with negative RMB651.2 million for the six months ended June 30, 2023.

•	Average daily active users (“DAUs”) were 102.3 million for the six months ended June 30, 2024, representing an increase of 8% from 95.1 million for the six months ended June 30, 2023.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended
	June 30,
	2023	2024	Change (%)
	RMB	RMB
	(in thousands, except for
	percentages)
Net revenues	10,373,810	11,791,744	13.7%
Gross profit	2,331,466	3,438,561	47.5%
Loss before income tax	(2,122,187)	(1,377,372)	(35.1%)
Net loss	(2,177,777)	(1,372,780)	(37.0%)
Net loss attributable to the Bilibili Inc.’s shareholders	(2,174,393)	(1,357,245)	(37.6%)
Non-GAAP Financial Measures:
Adjusted net loss	(1,994,852)	(726,872)	(63.6%)
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,991,468)	(711,337)	(64.3%)

	As of	As of
	2023	2024
	December 31,	June 30,	Change (%)
	RMB	RMB
	(in thousands, except for
	percentages)
Total current assets	18,727,039	17,497,754	(6.6%)
Total non-current assets	14,432,028	13,820,739	(4.2%)
Total assets	33,159,067	31,318,493	(5.6%)
Total liabilities	18,754,800	17,736,790	(5.4%)
Total shareholders’ equity	14,404,267	13,581,703	(5.7%)
Total liabilities and shareholders’ equity	33,159,067	31,318,493	(5.6%)

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss, adjusted net loss per share and per ADS, basic and diluted and adjusted net loss attributable to the Bilibili Inc.’s shareholders, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months
	Ended June 30,
	2023	2024
	RMB	RMB
	(in thousands)
Loss from operations	(2,652,344)	(1,403,731)
Add:
Share-based compensation expenses	561,548	524,065
Amortization expense related to intangible assets acquired through business acquisitions	96,302	83,552

Adjusted loss from operations	(1,994,494)	(796,114)

	For the Six Months
	Ended June 30,
	2023	2024
	RMB	RMB
	(in thousands)
Net loss	(2,177,777)	(1,372,780)
Add:
Share-based compensation expenses	561,548	524,065
Amortization expense related to intangible assets acquired through business acquisitions	96,302	83,552
Income tax related to intangible assets acquired through business acquisitions	(11,250)	(10,814)
(Gain)/loss on fair value change in investments in publicly traded companies	(181,233)	28,125
(Gain)/loss on repurchase of convertible senior notes	(282,442)	20,980
Adjusted net loss	(1,994,852)	(726,872)

Net loss attributable to noncontrolling interests	3,384	15,535

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,991,468)	(711,337)

BUSINESS REVIEW AND OUTLOOK

In the first half of the year, we made solid progress in financial performance and community development. We successfully accelerated revenue growth, improved margins and considerably narrowed losses, all while cultivating a vibrant community with continued user growth and strong engagement metrics.

In the first half of this year, we further enhanced our commercialization efficiency and effectively unlocked the value of our community. Our total net revenues were RMB11.79 billion, representing an increase of 14% year over year. Notably, our advertising and VAS revenues increased by 30% and 14% year over year, respectively, showing our effective execution in converting our high-quality user traffic to topline growth. Moreover, our mobile game revenues resumed year-over-year growth in the second quarter, led by the excellent performance of our recently launched new games, including our first strategy game, San Guo: Mou Ding Tian Xia (“San Mou”), which attracted millions of players and showcased our operational capabilities beyond ACG.

With accelerated revenue growth and our continued efficient operations, we achieved a notable 47% year-over-year increase in our gross profit in the first half of the year, and our gross profit margin rose to 29.2%, compared with 22.5% of the same period last year. As a result, we meaningfully narrowed our adjusted loss from operations and adjusted net loss by 60% and 64% year over year, respectively. Furthermore, in the first half of the year, we generated a record RMB2.39 billion in operating cash flow, compared with negative RMB651.2 million in the same period last year. These solid achievements have brought us on the right track towards profitability and paved the way for sustainable growth thereafter.

While focusing on improving our commercialization capabilities, we continued to attract more users and develop our community with great vitality. In the first half of the year, our DAUs reached over 102.3 million, and our monthly active users (“MAUs”) averaged 338.6 million, representing an 8% and 6% year-over-year increase from the same period last year, respectively. Our users continued to appreciate our diverse and ever-evolving content, with the average daily time spent per active user reaching 102 minutes in the first half of the year, compared to 95 minutes in the same period last year.

Content

Our self-sustained content ecosystem remains the key foundation for both community traffic growth and commercialization potential. In the first half of the year, we continued to cultivate a thriving community that enables more high-quality content creators to showcase their talent and gain recognition from like-minded users. This strategy has proven to be beneficial. Our average daily video views increased by 20% year over year to over 4.90 billion in the first half of the year. The video views in our leading content categories, including games, entertainment, tech and knowledge, continued to show solid growth. Notably, we have emerged as the go-to platform for AI-related content and discussion in China, as we host the most curious minds in our community. Meanwhile, as our users’ interests expand with each life stage and their purchasing power increases, our diverse content continues to evolve with our users to meet them at every pass. In the first half of the year, video views across consumption-related categories, such as baby and maternity, automotive, travel, fashion and home decoration & appliance, all grew rapidly.

We remained dedicated to providing diverse and effective monetization channels to incentivize our content creators. In the first half of this year, approximately 2.1 million content creators earned income on our platform. Our advanced ad products and innovative VAS products both enabled content creators to better monetize their unique talents. In the first half of 2024, content creators’ total income earned through our advertising and VAS products increased by 30% year over year.

Community

Our inspiring community atmosphere and interactive features have continuously deepened the connection between our users and our platform. Our community remained highly engaged, with an average daily time spent on our platform of 102 minutes in the first half of the year, compared with 95 minutes in the same period last year. Users’ average monthly interactions reached approximately 16.46 billion in the first half of the year, representing a 13% year-on-year increase. Our official member base grew to 243.1 million, rising 13% year on year as of the end of June 2024, with a strong 12-month retention rate remaining at around 80%.

Moreover, this July, our signature offline events, Bilibili World and Bilibili Macro Link, once again brought our community together in Shanghai. More than 250,000 people traveled across the country to participate in the events, showing our unparalleled influence among the young generation, as well as users’ strong willingness to pay for our unique community experiences.

Commercialization

Our initiatives in enhancing the commercial and operational efficiency have yielded encouraging results in the first half of this year. We accelerated topline growth while also improving revenue quality. Based largely on our revenue growth and platform efficiency, we successfully expanded our gross profit margin and significantly narrowed our losses.

Value-Added Services

Revenues from our VAS business increased by 14% year over year to RMB5.09 billion in the first half of 2024. We continued to add more live broadcasting content offerings, reinforcing the synergies between our live broadcasting and video ecosystem to better cater to users’ diverse interests. Moreover, through refined operational methods, we improved our live broadcasting gross profit margin while increasing the supply of high-quality live broadcasting content.

In addition to live broadcasting, we further explored opportunities in our VAS businesses as our generation Z+ users have demonstrated an increasing willingness to pay directly for the content they love. As of the end of June 2024, our premium members exceeded 22.3 million, increasing by 9% year over year. Over 80% of them were annual subscribers or under auto-renewal packages, showing their continued loyalty and trust in Bilibili. Users are also showing a growing tendency to spend on our other VAS products, including our premium online courses, fan charging programs and avatar decorations. We expect these products to open more monetization potential in the future across our massive PUGV content universe.

Advertising

As our users’ disposable income rises, their commercial value becomes more apparent as they engage with more consumption-related content on Bilibili. Our advertising strategy of aligning advertisers with the appropriate audience to capitalize on these growing trends has proven to be effective. In the first half of the year, revenues from our advertising business were RMB3.71 billion, representing 30% year-over-year growth. Our performance-based ads were a standout contributor to our robust revenue growth. Revenues from our brand advertising and Sparkle advertising offerings also achieved decent growth in the first half of 2024.

We are allocating more resources to integrate ad products seamlessly within our content ecosystem. In the first half of 2024, we further improved our ad products and infrastructure to increase our ad efficiency by optimizing our ad-matching algorithms, upgrading our ad placement system, enabling more creative ad formats, and providing visualized data analysis tools for advertisers. In addition, our video and live commerce ad products with direct sales conversion tools continued to yield results. These transaction-based ads enable advertisers to effectively convert users from product viewing to making purchases.

Industry-wise, our top five advertising verticals in the first half of the year were games, e-commerce, digital products & home appliances, automotive, and food and beverages. We continued to gain more market shares in our anchor verticals, such as games and e-commerce. In addition, revenues from emerging verticals, such as internet services, AI and education, also saw meaningful increases in the first half of the year, showing our potential to replicate the success in our leading verticals to more advertisers from various industries. In the first half of 2024, the number of advertisers on our platform increased by over 50% year over year.

Mobile Games Services

Revenues from our mobile games business totaled RMB1.99 billion in the first half of the year, reflecting a decrease of 2% year over year. Our two evergreen titles, Fate Grand Order and Azur Lane, made relatively stable contributions to our game revenues in the first half of the year and entered into their eighth and seventh year of operation, demonstrating these games’ remarkable longevity.

In the first half of this year, we successfully launched two new games, including an ACG title Articrafter and our first strategy game, San Mou, both of which are well received by game lovers. Particularly for San Mou, it ranked No. 3 on the iOS game grossing chart on the first day of its launch, attracting millions of gamers to the three kingdoms’ battlefields. Given the sizable strategy game market, this game’s promising start and the inherent longevity of strategy games, we are confident San Mou will become one of our flagship games with lasting appeal. More importantly, as our community and gamer base have both expanded exponentially since our founding, San Mou’s success represents a significant milestone in our game genre diversification strategy and underscores the vast potential of our game portfolio. We will continue to leverage our position as a leading game community and seize opportunities to reinvent games for the new generation of gamers.

Repurchase of Convertible Senior Notes

In March 2024, the Company completed the repurchase right offer for its 1.375% Convertible Senior Notes due 2026 (“April 2026 Notes1”). An aggregate principal amount of US$429.3 million (RMB3.05 billion) April 2026 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$429.3 million (RMB3.05 billion).

As of June 30, 2024, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes2 and December 2026 Notes3 was US$432.5 million (RMB3.08 billion).

Recent Developments after the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

1	1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019.
2	1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020.
3	0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021.

Business Outlook

In the first half of the year, our accelerated monetization efforts yielded promising results, including accelerated revenue growth, meaningful margin improvement and considerable loss reduction, all while cultivating a vibrant community. Moving into the second half of the year, we will further invest in enhancing our commercialization capabilities to unlock the value of our users and community. We believe that, by strengthening our ad infrastructure, we will better meet users’ evolving consumption needs; by integrating various VAS products with our ecosystem, we will unlock more monetization potential of our vast content library; and by reinventing strategy games to appeal to younger audiences, we can capture additional game revenue. With the improvement in our financial performances, we remain committed to our core mission: building a stage for content creators to shine, fostering a healthy, vibrant community for users to enjoy, and bringing value to our shareholders and partners over the long term.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months
	Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net Revenues:
Value-added services (VAS)	4,457,965	5,094,797
Advertising	2,844,644	3,706,075
Mobile games	2,022,503	1,990,177
IP derivatives and others	1,048,698	1,000,695

Total net revenues	10,373,810	11,791,744

Cost of revenues	(8,042,344)	(8,353,183)
Gross profit	2,331,466	3,438,561

Operating expenses:
Sales and marketing expenses	(1,798,383)	(1,962,655)
General and administrative expenses	(1,111,394)	(1,019,816)
Research and development expenses	(2,074,033)	(1,859,821)

Total operating expenses	(4,983,810)	(4,842,292)

Loss from operations	(2,652,344)	(1,403,731)
Other income:
Investment income/(loss), net (including impairments)	8,321	(115,933)
Interest income	298,300	233,551
Interest expense	(105,682)	(51,383)
Exchange losses	(16,552)	(73,335)
Debt extinguishment gain/(loss)	282,442	(20,980)
Others, net	63,328	54,439

Total other income, net	530,157	26,359

Loss before income tax	(2,122,187)	(1,377,372)
Income tax (expense)/benefit	(55,590)	4,592

Net loss	(2,177,777)	(1,372,780)
Net loss attributable to noncontrolling interests	3,384	15,535

Net loss attributable to the Bilibili Inc.’s shareholders	(2,174,393)	(1,357,245)

Net revenues

Total net revenues were RMB11.79 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB10.37 billion for the six months ended June 30, 2023.

Value-added services (VAS)

Revenues from VAS were RMB5.09 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB4.46 billion for the six months ended June 30, 2023. The increase was led by increases in revenues from live broadcasting, premium membership, and other value-added services.

Advertising

Revenues from advertising were RMB3.71 billion for the six months ended June 30, 2024, representing an increase of 30% from RMB2.84 billion for the six months ended June 30, 2023. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB1.99 billion for the six months ended June 30, 2024, representing a decrease of 2% from RMB2.02 billion for the six months ended June 30, 2023. The decrease was mainly due to lower revenues from certain existing games and was mostly offset by the increased revenues from the launch of the Company’s exclusively licensed games in the second quarter of 2024.

IP derivatives and others

Revenues from IP derivatives and others were RMB1.00 billion for the six months ended June 30, 2024, representing a decrease of 5% from RMB1.05 billion for the six months ended June 30, 2023.

Cost of revenues

Cost of revenues was RMB8.35 billion for the six months ended June 30, 2024, representing an increase of 4% from RMB8.04 billion for the six months ended June 30, 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs, staff costs and other costs. Revenue-sharing costs, a key component of cost of revenues, was RMB4.72 billion, representing an increase of 12% from RMB4.22 billion for the six months ended June 30, 2023.

Gross profit

Gross profit was RMB3.44 billion for the six months ended June 30, 2024, representing an increase of 47% from RMB2.33 billion for the six months ended June 30, 2023, primarily due to growth in total net revenues and relatively stable costs related to platform operations.

Operating expenses

Total operating expenses were RMB4.84 billion for the six months ended June 30, 2024, representing a decrease of 3% from RMB4.98 billion for the six months ended June 30, 2023.

Sales and marketing expenses

Sales and marketing expenses were RMB1.96 billion for the six months ended June 30, 2024, representing a 9% increase from RMB1.80 billion for the six months ended June 30, 2023. The increase was primarily attributable to increased marketing expenses for new game launches.

General and administrative expenses

General and administrative expenses were RMB1.02 billion for the six months ended June 30, 2024, representing an 8% decrease from RMB1.11 billion for the six months ended June 30, 2023. The decrease was primary attributable to a decrease in the headcount of general and administrative personnel and lower rental-related expenses.

Research and development expenses

Research and development expenses were RMB1.86 billion for the six months ended June 30, 2024, representing a 10% decrease from RMB2.07 billion for the six months ended June 30, 2023. The decrease was mainly attributable to a decrease in the headcount of research and development personnel.

Loss from operations

Loss from operations was RMB1.40 billion for the six months ended June 30, 2024, narrowing by 47% from RMB2.65 billion for the six months ended June 30, 2023.

Adjusted loss from operations

Adjusted loss from operations was RMB796.1 million for the six months ended June 30, 2024, narrowing by 60% from RMB1.99 billion for the six months ended June 30, 2023.

Total other income, net

Total other income was RMB26.4 million for the six months ended June 30, 2024, compared with total other income of RMB530.2 million in the same period of 2023. The change was primarily attributable to a loss of RMB28.1 million on fair value change in investments in publicly traded companies and a loss of RMB21.0 million from the repurchase of convertible senior notes for the six months ended June 30, 2024, compared to a gain of RMB181.2 million on fair value change in investments in publicly traded companies and a gain of RMB282.4 million from the repurchase of convertible senior notes for the six months ended June 30, 2023.

Income tax (expense)/benefit

Income tax benefit was RMB4.6 million for the six months ended June 30, 2024, compared with income tax expense of RMB55.6 million for the six months ended June 30, 2023.

Net loss

Net loss was RMB1.37 billion for the six months ended June 30, 2024, narrowing by 37% from RMB2.18 billion for the six months ended June 30, 2023.

Adjusted net loss

Adjusted net loss was RMB726.9 million for the six months ended June 30, 2024, narrowing by 64% from RMB1.99 billion for the six months ended June 30, 2023.

Liquidity

The Company had cash and cash equivalents, time deposits and short-term investments of RMB13.91 billion as of June 30, 2024, compared with RMB15.04 billion as of December 31, 2023. The decrease was mainly due to the repurchase of April 2026 Notes for a total cash consideration of US$429.3 million (RMB3.05 billion) for the six months ended June 30, 2024.

The Company generated RMB2.39 billion operating cash flow for the six months ended June 30, 2024, compared with negative RMB651.2 million operating cash flow for the six months ended June 30, 2023.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2024.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2024.

Employees and Remuneration

As of June 30, 2024, the Company had a total of 8,137 employees, compared to 8,801 as of December 31, 2023.

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) became effective on October 3, 2022, since which the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Listing Rules has been applicable to the Company.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code, save for the following:

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Code provision F.1.1 of the Corporate Governance Code provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;

•	reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firms;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent registered public accounting firms; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairman of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the “independence” requirements of Rule 5605(c) (2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an “Audit Committee financial expert.”

The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2024 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

Other Board Committees

In addition to the Audit Committee, the Board has also established the compensation committee and the nominating and corporate governance committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of the Stock Exchange and the investor relations website of the Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

As disclosed in this announcement, the Company repurchased April 2026 Notes during the Reporting Period. Further details of the repurchase of April 2026 Notes are set out in the Company’s overseas regulatory announcements dated February 20, 2024 and April 1, 2024, as well as the next day disclosure return dated April 2, 2024 and the monthly return dated May 8, 2024 of the Company.

Save as disclosed in this announcement, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. As at June 30, 2024, the Company did not hold any treasury shares (as defined under the Listing Rules).

Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Net revenues:	10,373,810	11,791,744

Cost of revenues	(8,042,344)	(8,353,183)

Gross profit	2,331,466	3,438,561
Operating expenses:
Sales and marketing expenses	(1,798,383)	(1,962,655)
General and administrative expenses	(1,111,394)	(1,019,816)
Research and development expenses	(2,074,033)	(1,859,821)

Total operating expenses	(4,983,810)	(4,842,292)

Loss from operations	(2,652,344)	(1,403,731)
Other income:
Investment income/(loss), net (including impairments)	8,321	(115,933)
Interest income	298,300	233,551
Interest expense	(105,682)	(51,383)
Exchange losses	(16,552)	(73,335)
Debt extinguishment gain/(loss)	282,442	(20,980)
Others, net	63,328	54,439

Total other income, net	530,157	26,359

Loss before income tax	(2,122,187)	(1,377,372)
Income tax (expense)/benefit	(55,590)	4,592

Net loss	(2,177,777)	(1,372,780)
Net loss attributable to noncontrolling interests	3,384	15,535
Net loss attributable to the Bilibili Inc.’s shareholders	(2,174,393)	(1,357,245)

Net loss	(2,177,777)	(1,372,780)

Other comprehensive income:
Foreign currency translation adjustments	219,942	18,175
Total other comprehensive income	219,942	18,175

Total comprehensive loss	(1,957,835)	(1,354,605)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Comprehensive loss attributable to noncontrolling interests	3,384	15,535

Comprehensive loss attributable to Bilibili Inc.’s shareholders	(1,954,451)	(1,339,070)

Net loss per share, basic	(5.28)	(3.26)
Net loss per share, diluted	(5.28)	(3.26)
Net loss per ADS, basic	(5.28)	(3.26)
Net loss per ADS, diluted	(5.28)	(3.26)
Weighted average number of ordinary shares, basic	412,013,005	415,780,807
Weighted average number of ordinary shares, diluted	412,013,005	415,780,807
Weighted average number of ADS, basic	412,013,005	415,780,807
Weighted average number of ADS, diluted	412,013,005	415,780,807

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2023	June 30, 2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,191,821	3,732,504
Time deposits	5,194,891	5,151,832
Restricted cash	50,000	50,000
Accounts receivable, net	1,573,900	1,605,884
Amount due from related parties	790,574	769,537
Prepayments and other current assets	1,272,788	1,160,404
Short-term investments	2,653,065	5,027,593

Total current assets	18,727,039	17,497,754

Non-current assets:
Property and equipment, net	714,734	703,578
Production cost, net	2,066,066	1,945,917
Intangible assets, net	3,627,533	3,425,849
Deferred tax assets	46,591	81,739
Goodwill	2,725,130	2,725,130
Long-term investments, net	4,366,632	4,303,083
Other long-term assets	885,342	635,443

Total non-current assets	14,432,028	13,820,739

Total assets	33,159,067	31,318,493

Liabilities
Current liabilities:
Accounts payable	4,333,730	4,566,128
Salary and welfare payable	1,219,355	1,165,433
Taxes payable	345,250	311,821
Short-term loan and current portion of long-term debt	7,455,753	4,846,173
Deferred revenue	2,954,088	3,725,443
Accrued liabilities and other payables	1,780,623	2,537,734
Amount due to related parties	14,896	3,419

Total current liabilities	18,103,695	17,156,151

Non-current liabilities: Long-term debt	646	731
Other long-term liabilities	650,459	579,908

Total non-current liabilities	651,105	580,639

Total Liabilities	18,754,800	17,736,790

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2023	June 30, 2024
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2023; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of June 30, 2024)	52	52
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 328,441,712 shares outstanding as of December 31, 2023; US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 330,419,917 shares outstanding as of June 30, 2024)	213	215
Additional paid-in capital	40,445,175	40,977,214
Statutory reserves	44,749	44,749
Accumulated other comprehensive income	212,477	230,652
Accumulated deficit	(26,310,766)	(27,668,011)

Total Bilibili Inc.’s shareholders’ equity	14,391,900	13,584,871

Noncontrolling interests	12,367	(3,168)

Total shareholders’ equity	14,404,267	13,581,703

Total liabilities and shareholders’ equity	33,159,067	31,318,493

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Net cash (used in)/provided by operating activities	(651,158)	2,388,237

Net cash provided/(used in) by investing activities	1,010,143	(3,179,616)

Net cash used in financing activities	(4,837,680)	(2,648,739)

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	145,970	(19,199)
Net decrease in cash, cash equivalents and restricted cash	(4,332,725)	(3,459,317)
Cash, cash equivalents and restricted cash at beginning of the period	10,187,387	7,241,821

Cash, cash equivalents and restricted cash at end of the period	5,854,662	3,782,504

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its December 2026 Notes with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

2.	Significant Accounting Policies (Continued)

Basis of presentation (Continued)

The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023. The condensed consolidated balance sheet at December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2023 and June 30, 2024, based on the recognition date before provisions, is as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB in thousands
Within 3 months	1,343,555	1,397,031
Between 3 months and 6 months	183,635	195,705
Between 6 months and 1 year	140,599	145,371
More than 1 year	44,070	61,999
Less: Provisions	(137,959)	(194,222)

Total	1,573,900	1,605,884

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2023 and June 30, 2024, based on the recognition date, after credit period, is as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB in thousands
Within 3 months	2,647,931	2,731,884
Between 3 months and 6 months	706,495	831,552
Between 6 months and 1 year	367,533	380,532
More than 1 year	611,771	622,160

Total	4,333,730	4,566,128

The accounts payable is non-interest-bearing.

5.	Revenue recognition

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Six Months Ended June 30,
	2023	2024
	RMB in thousands
Value-added services (VAS)	4,457,965	5,094,797
Advertising	2,844,644	3,706,075
Mobile games	2,022,503	1,990,177
IP derivatives and others	1,048,698	1,000,695

Total net revenues	10,373,810	11,791,744

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

6.	Taxation

Composition of income tax

The following table presents the composition of income tax expense/(benefit) for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	RMB in thousands
Current income tax expenses	57,719	32,568
Withholding income tax expenses	9,121	8,801
Deferred tax benefits	(11,250)	(45,961)

Total	55,590	(4,592)

7.	Net Loss per Share

For the six months ended June 30, 2023 and 2024, the Company had potential ordinary shares, including share options granted and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the six months ended June 30, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the six months ended June 30, 2023, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,987,963 shares, 29,875 shares, 17,347,182 shares, 16,696,622 shares and 5,004,820 shares, respectively.

For the six months ended June 30, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 539,106 shares, 627,557 shares, 8,769,145 shares, 2,260 shares and 4,601,632 shares, respectively.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

7.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(2,177,777)	(1,372,780)
Net loss attributable to noncontrolling interests	3,384	15,535

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(2,174,393)	(1,357,245)

Denominator:
Weighted average number of ordinary shares outstanding, basic	412,013,005	415,780,807
Weighted average number of ordinary shares outstanding, diluted	412,013,005	415,780,807
Net loss per share, basic	(5.28)	(3.26)
Net loss per share, diluted	(5.28)	(3.26)

8.	Dividend

The Board did not recommend the distribution of any dividend for the six months ended June 30, 2023 and 2024.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the website of the Stock Exchange (www.hkexnews.hk) and the investor relations website of the Company (https://ir.bilibili.com/). The interim report of the Company for the Reporting Period will be published on the same websites in due course.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, August 22, 2024

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.